January 21, 2016	WRITER'S E-MAIL ADDRESS
namini@omm.com

VIA EDGAR

David L. Orlic

Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Homeinns Hotel Group

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed January 6, 2016

File No. 005-82520

Dear Mr. Orlic:

On behalf of Homeinns Hotel Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Homeinns” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 14, 2016 with respect to the Schedule 13E-3, File No. 005-82520 (the “Schedule 13E-3”) filed on January 6, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via email.

We represent the Company. To the extent any response relates to information concerning BTG Hotels (Group) Co., Ltd., BTG Hotels Group (HONGKONG) Holdings Co., Limited, BTG Hotels Group (CAYMAN) Holding Co., Ltd, Beijing Tourism Group Co., Ltd., Poly Victory Investments Limited, Ctrip Travel Information Technology (Shanghai) Co., Ltd., Neil Nanpeng Shen, Smart Master International Limited, David Jian Sun, Peace Unity Investments Limited, Jason Xiangxin Zong, James Jianzhang Liang, Wise Kingdom Group Limited or Credit Suisse Securities (USA) LLC (“Credit Suisse”), such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

January 21, 2016 - Page 2

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment and the Revised Proxy Statement, which have been amended in response to the Staff’s comments.

* * * * *

General

1.	We note that “Unaffiliated Security Holders” is defined as all shareholders other than the Rollover Shareholders. Please revise all statements made pursuant to Item 1014(a) of Regulation M-A so that they relate only to unaffiliated security holders and do not include affiliates who are not Rollover Shareholders.

In response to the Staff’s comment, we have revised the disclosure on page ii of the cover letter to the Revised Proxy Statement and page 9 of the Revised Proxy Statement.

2.	Please advise as to why Mr. James Jianzhang Liang is not a filing person, given that he is a director of the company and a holder of Rollover Shares.

In response to the Staff’s comment, the Proxy Statement has been revised to add Mr. Liang as a filing person. Please be advised that Mr. Liang is not a Rollover Shareholder, although Wise Kingdom Group Limited, a British Virgin Islands company owned and controlled by Ms. Chung Lau, Mr. Liang’s spouse, is a Rollover Shareholder.

3.	Please advise as to why Beijing Tourism Group Co., Ltd. is not a filing person, given that Poly Victory appears merely to be a holding company through which the former entity owns its interest in the company. Otherwise, please clearly disclose the principal business of this filing person.

In response to the Staff’s comment, the Proxy Statement has been revised to add Beijing Tourism Group Co., Ltd. as a filing person. Please refer to the revised disclosure on page 3 of the Revised Proxy Statement for the principal business of this filing person.

4.	Please provide Instruction C information for Ctrip.com International, Ltd. or advise why you believe that this is not required.

Changes in response to the Staff’s comment have been made to provide Instruction C information for Ctrip.com International, Ltd. on page 4 of the Revised Proxy Statement and page F-9 of “Annex F: Directors and Officers of Each Filing Person” to the Revised Proxy Statement.

January 21, 2016 - Page 3

5.	Please file all confidentiality agreements as exhibits to the Schedule 13E-3, as they appear to contain standstill agreements.

In response to the Staff’s comment, the confidentiality agreement dated as of June 30, 2015, by and among the Company and the Proposal Parties has been filed as exhibit (d)-(6) to the Amendment. We confirm that the Company has not entered into any other confidentiality agreement that contains standstill provisions with any other filing person.

Cover page

6.	Please clarify in the second paragraph of the cover letter that the Merger Agreement will effect a sale of the company to corporate insiders. The use of defined terms, such as “Parent” and “Holdco,” obscures this critical factor.

In response to the Staff’s comment, we have revised the disclosure in the second paragraph of the cover letter of the Revised Proxy Statement.

Background of the Merger, page 26

7.	We note that on July 28, 2015, the Special Committee considered “the feasibility of potentially requiring BTG Hotels and BTG to offer other shareholders of the Company the opportunity to participate in the Share Exchange.” Please disclose why this alternative was not pursued.

In response to the Staff’s comment, we have revised the disclosure on pages 29, 30 and 34 of the Revised Proxy Statement to include the requested additional disclosure. In addition, we respectfully note the prior disclosure on page 34 of the Revised Proxy Statement related to the meetings of the Special Committee on November 9 and November 10, 2015, which discloses the Special Committee’s determination not to require the Buyer Group to offer any other shareholders of the Company the opportunity to participate in the Share Exchange and the rationale for such determination.

8.	Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please provide this information with respect to the memorandum delivered on July 28, 2015 and the “draft reorganization report” sent on November 16, 2015, and file these materials as exhibits to the schedule in accordance with Item 1016.

With respect to the memorandum delivered by Huatai Securities and CITIC Securities on July 28, 2015, we have revised the disclosure on page 29 of the Revised Proxy Statement to provide certain clarifications regarding the content of such memorandum. The memorandum contained a preliminary overview of the proposed transaction structure of the Merger and the Share Exchange, which is not materially different from or additional to the descriptions of the structure of the Merger and the Share Exchange under “The Merger Agreement—Structure and Completion of the Merger,” “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” and “Special Factors—Related-Party Transactions—Share Exchange” in the Revised Proxy Statement. In addition, the indicative timeline included in the memorandum represented the preliminary expectation of the Buyer Group regarding the transaction process as of July 2015. As it did not accurately anticipate the actual timing of the subsequent negotiations and agreements concerning the Merger, the filing of the indicative timeline might be confusing to the Company’s shareholders. In addition, the memorandum did not include any financial or valuation analysis regarding the Company or the Merger. For the foregoing reasons, we believe it is not required to be filed as the kind of report covered by Item 1015 of Regulation M-A.

January 21, 2016 - Page 4

With respect to the “reorganization report,” it was prepared by BTG Hotels with the assistance of its financial advisors as one of the disclosure documents BTG Hotels filed with the Shanghai Stock Exchange and made available to its shareholders who will vote upon the Merger at the BTG Hotels’ shareholder meeting. The document provides a 600-page compilation of background information written in Chinese, which information, to the extent materially related to the Merger, includes (i) background information on the proposed transactions, including the Merger and Share Exchange, BTG Hotels and the Rollover Shareholders, which is already described under “Summary Term Sheet—The Parties Involved in the Merger,” “The Merger Agreement—Structure and Completion of the Merger,” “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group,” “Special Factors—Related-Party Transactions—Share Exchange” and “Annex F: Directors and Executive Officers of Each Filing Person” of the Revised Proxy Statement; (ii) the historical development, structure and certain key operational, business and financial information of the Company, including financial information of the Company for 2013, 2014 and the nine months ended September 30, 2015 and related discussion and analysis; (iii) a chapter summarizing the valuation report delivered by Huatai Securities and CITIC Securities, which report is already described under “Special Factors—Valuation Report of Financial Advisors for BTG Hotels” of the Revised Proxy Statement and filed as Exhibit (c)-(3) to the Schedule 13E-3, (iv) a summary of the terms of the transaction documents, including the Merger Agreement and the Share Exchange Agreement, which is already described under “Special Factors—Related-Party Transactions—Share Exchange” and “The Merger Agreement” of the Revised Proxy Statement; and (v) an analysis as to whether the transactions have been conducted in compliance with applicable regulations of China Securities Regulatory Commission. Other than the chapter summarizing the valuation report of Huatai Securities and CITIC Securities, the “reorganization report” does not include any financial or valuation analysis regarding the value of the Company or any of the Company’s assets or the fairness of any consideration offered in the Merger or the Share Exchange, and does not make any recommendation as to whether any value or range of values was appropriate or the fairness of the Merger to any of the Company’s shareholders or BTG Hotels, from a financial point of view or otherwise. In particular, the “reorganization report” does not contain any financial projections for the Company. While the final “reorganization report” BTG Hotels filed with the Shanghai Stock Exchange includes a chapter summarizing the valuation report of Huatai Securities and CITIC Securities, the chapter was omitted from the draft sent to the Company on November 16, 2015, had not been reviewed by the Company or its representatives prior to the execution of the Merger Agreement and does not contain information that is materially different from or additional to the descriptions of the report under “Special Factors—Valuation Report of Financial Advisors for BTG Hotels” of the Revised Proxy Statement.

January 21, 2016 - Page 5

We do not believe that the report constitutes a report “received” by the Company or any of its affiliates as contemplated by Item 1015 of Regulation M-A. The Company requested for and was provided a draft of the report solely for the purpose of enabling the Company and its counsel to review and comment on the factual disclosure regarding the Company in the document, as the Company was required to make representations under the Merger Agreement and applicable PRC regulations as to the accuracy of such Company-related disclosure. The draft of the “reorganization report” was not considered by the Special Committee or the Board to be material in their determination to recommend the Merger. In addition, as the originator of the reorganization report, BTG Hotels did not “receive” the report as an affiliate of the Company. Because of the filing persons’ determination that the document does not constitute a report “received” by the Company or any of its affiliates as contemplated by Item 1015 of Regulation M-A, the length of the report, the potential burden that would be incurred to translate the document into English and the fact that the report does not add materially to the information in the Schedule 13E-3, the filing persons do not believe that the report would be a report intended to be covered by Item 1015 of Regulation M-A. We have revised the disclosure on page 35 of the Revised Proxy Statement to provide certain clarifications regarding the context of the draft reorganization report.

9.	Please identify the member of the Buyer Group who, on September 2, 2015, requested that the Special Committee consider the adoption of a poison pill.

In response to the Staff’s comment, we have revised the disclosure on page 31 of the Revised Proxy Statement.

10.	Please disclose “the Company’s other strategic alternatives” as discussed on November 4, 2015.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 38

11.	Please provide more detail regarding the factors discussed in the fourth bullet point on page 38.

In response to the Staff’s comment, we have revised the disclosure in the fourth bullet on page 38 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 42

12.	Disclosure states that none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the merger to the Unaffiliated Security Holders. Please revise this disclosure, given that the Buyer Group members are required under Item 1014(a) to have a reasonable belief as to fairness of the merger to unaffiliated security holders.

January 21, 2016 - Page 6

In response to the Staff’s comment, the statement that none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the Merger to the Company’s Unaffiliated Security Holders has been deleted in the Revised Proxy Statement. Please refer to the revised disclosure page 42 of the Revised Proxy Statement.

Certain Financial Projections, page 45

13.	Please disclose all projections without summarization. Please also disclose all draft projections, or provide narrative disclosure of changes to earlier versions of projections.

In response to the Staff’s comment, the Proxy Statement has been revised to reflect that the table under the heading “Company Projections as of November 7, 2015” on page 46 of the Revised Proxy Statement represents the projected financial information provided by the Company’s management to the Special Committee on November 7, 2015, approved by the Special Committee on November 27, 2015 and provided by the Special Committee to its financial advisor for use in the financial advisor’s valuation analyses provided to the Special Committee.

We respectfully advise the Staff that the Company provided three drafts of financial projections to the Special Committee, on August 19, September 22 and November 7, 2015.

On August 19, 2015, the Company provided an initial draft of financial projections to the Special Committee. In light of indications at the relevant time from certain PRC government authorities regarding the limitations on the future availability of certain subsidies that the Company had historically received from the PRC government, the Company’s management determined to excluded these subsidies in preparing the financial projections that were provided to the Special Committee on August 19, 2015.

On September 22, 2015, management of the Company provided to the Special Committee updated financial projections which were revised to include projected receipt of certain subsidies that the Company had historically received from the PRC government. Other than the inclusion of amounts associated with certain PRC government subsidies, no other changes were made to the financial projections that were provided to the Special Committee on August 19, 2015. The Company’s management decided to revise the financial projections to include these subsidies solely due to its growing confidence that such subsidies would continue to be available (notwithstanding prior statements from certain PRC governmental authorities) due to various actions that had been taken and statements that had made between the time that the August 19, 2015 draft financial statements had been prepared up to the relevant time by local branches of the PRC government. The inclusion of amounts associated with such PRC subsidies into the financial projections for future years did not materially change the Company’s financial projections for such years.

January 21, 2016 - Page 7

On November 7, 2015, the Company’s management provided a further updated draft of the financial projections to the Special Committee, which reflected the Company’s actual results of operations for the third quarter of 2015. In that draft, the Company’s management revised the previously estimated full year 2015 results of operations to reflect its actual results of operations for the first three quarters of the year and management’s better visibility into full year results with the end of the year approaching. No changes were made to the projected results of operations for 2016 to 2020 contained in the September 22, 2015 draft.

On November 27, 2015, the Special Committee approved the financial projections that it received from the Company’s management on November 7, 2015 and provided such financial projections to Credit Suisse, the financial advisor to the Special Committee, for use in Credit Suisse’s valuation analyses provided to the Special Committee.

We respectfully advise the Staff that the August 19, 2015 and September 22, 2015 draft financial projections are not disclosed in the Proxy Statement because they are identical to the November 7, 2015 financial projections, with the exception of (a) the August 19, 2015 draft does not include provisions for projected receipt of certain PRC governmental subsidies, which amounts are unrelated to the Company’s financial results from operations and not material in amount (with adjustments to the financial projections to account for such subsidies not exceeding RMB15 million (or approximately US$2.3 million) in any relevant year), and (b) the estimated full year 2015 results, which are better represented in the November 7, 2015 draft financial projections and involved only minor non-material changes to the expected 2015 results as compared with the previous draft financial projections. The Proxy Statement has been revised to include narrative disclosures explaining the difference between the August 19, 2015, September 22, 2015 and November 7, 2015 draft financial projections. Please refer to pages 30, 32 and 34 of the Revised Proxy Statement.

Selected Company Analysis, page 53

14.	Please disclose how Credit Suisse determined to apply Enterprise Value/EBITDA multiple ranges of 6.5x to 9.0x to the Company’s CY 2015E EBITDA and 6.0x to 8.0x to the Company’s CY 2016E EBITDA, and Equity Value/Net Income multiple ranges of 20.0x to 30.0x to the Company’s CY 2015E Net Income and 16.0x to 25.0x to the Company’s CY 2016E Net Income. In other words, please disclose how the trading multiples translated to these ranges.

In response to the Staff’s comment, the Proxy Statement has been revised to include how the trading multiples translated to the multiple ranges applied by Credit Suisse. Please refer to page 53 of the Revised Proxy Statement.

January 21, 2016 - Page 8

Selected Transactions Analysis, page 53

15.	Please briefly disclose the respects in which the selected transactions were deemed to be similar to the Company.

In response to the Staff’s comment, the Proxy Statement has been revised to include the respects in which the selected transactions were considered similar to the Merger. Please refer to page 53 of the Revised Proxy Statement.

16.	Please disclose why the global transactions noted in the report were considered “for reference only.”

We respectfully advise the Staff that the transactions noted in the board materials as “for reference only” were certain business combinations in the hotel and leisure sector of which the target companies had different geographic coverage or demographic focus from that of the Company. The Proxy Statement has been revised accordingly. Please refer to page 53 of the Revised Proxy Statement.

17.	Please disclose how Credit Suisse determined to apply a multiple range of 7.0x to 12.0x to the Company’s Enterprise Value/LTM EBITDA as of September 30, 2015 and 25.0x to 35.0x to the Company’s Equity Value/LTM Net Income as of September 30, 2015.

In response to the Staff’s comment, the Proxy Statement has been revised to include how the multiple ranges were determined. Please refer to page 53 of the Revised Proxy Statement.

Other Matters, page 54

18.	We note the last paragraph on page 54. Please disclose the amount of the additional advisory fee payable upon the consummation of the Merger.

In response to the Staff’s comment, the Proxy Statement has been revised to include the amount of additional advisory fee payable upon the consummation of the Merger. Please refer to page 54 of the Revised Proxy Statement.

19.	We note the first paragraph on page 56. Please disclose all compensation paid to Credit Suisse during the past two years.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose that neither Credit Suisse nor its affiliates received any compensation from the Company or its affiliates in the past two years. Please refer to page 55 of the Revised Proxy Statement.

Valuation Report of the Financial Advisors for BTG Hotels, page 55

20.	Please disclose the method of selection for Huatai Securities and CITIC Securities.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the method of selection of Huatai Securities and CITIC Securities. Please refer to pages 26 and 56 of the Revised Proxy Statement.

January 21, 2016 - Page 9

21.	Please summarize in the disclosure document the information included in the charts on pages 22 and 26 of the Huatai Securities and Citic Securities report, and compare that data using the same measures for the company.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the information included in the charts on pages 22 and 26 of the valuation report delivered by Huatai Securities and CITIC Securities to BTG Hotels. Please refer to pages 55 and 56 of the Revised Proxy Statement.

General, page 56

22.	Please disclose the amount of compensation received or to be received by Huatai Securities and CITIC Securities as a result of this engagement and any engagement during the past two years.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the amount of compensation received or to be received as a result of the engagements, to the extent that such amount has been determined as of the date of this Amendment. Please refer to page 57 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, BTG Hotels (Group) Co., Ltd., BTG Hotels Group (HONGKONG) Holdings Co., Limited, BTG Hotels Group (CAYMAN) Holding Co., Ltd, Beijing Tourism Group Co., Ltd., Poly Victory Investments Limited, Ctrip Travel Information Technology (Shanghai) Co., Ltd., Neil Nanpeng Shen, Smart Master International Limited, David Jian Sun, Peace Unity Investments Limited, Jason Xiangxin Zong, James Jianzhang Liang and Wise Kingdom Group Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 3512 2337.

Sincerely, By: /s/ Nima Amini Nima Amini of O’MELVENY & MYERS

cc:	Cathy Xiangrong Li, Chief Financial Officer

(Homeinns Hotel Group)

Kathryn King Sudol, Esq.

(Simpson Thacher & Bartlett)

Z. Julie Gao, Esq.

Michael V. Gisser, Esq.

(Skadden, Arps, Slate, Meagher & Flom LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 14, 2016 with respect to the Schedule 13E-3, File No. 005-82520 (the “Schedule 13E-3”), filed on January 6, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Homeinns Hotel Group

By	/s/ Kenneth Gaw
Name:	Kenneth Gaw
Title:	Special Committee Member

BTG Hotels (Group) Co., Ltd.

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Chairman of Board of Directors

BTG Hotels Group (HONGKONG) Holdings Co., Limited

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Director

BTG Hotels Group (CAYMAN) Holding Co., Ltd

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Director

Beijing Tourism Group Co., Ltd.

By	/s/ Qiang Duan
Name:	Qiang Duan
Title:	Chairman of Board of Directors

Poly Victory Investments Limited

By	/s/ Yi Liu
Name:	Yi Liu
Title:	Director

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Authorized Person

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Smart Master International Limited

By	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

David Jian Sun

/s/ David Jian Sun
David Jian Sun

Peace Unity Investments Limited

By	/s/ David Jian Sun
Name:	David Jian Sun
Title:	Director

Jason Xiangxin Zong

/s/ Jason Xiangxin Zong
Jason Xiangxin Zong

James Jianzhang Liang

/s/ James Jianzhang Liang
James Jianzhang Liang

Wise Kingdom Group Limited

By	/s/ Chung Lau
Name:	Chung Lau
Title:	Director